UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-14960 CUSIP NUMBER 633643408
(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
National Bank of Greece S.A. Full Name of Registrant
Not applicable Former Name if Applicable
86 Eolou Street Address of Principal Executive Office (Street and Number)
10232 Athens, Greece City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Bank of Greece S.A. (the "Company") is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2005, within the prescribed time period due to a shortage of resources resulting from the devotion of internal resources to the preparation of the Company's interim results under International Financial Reporting Standards ("IFRS"), and a strike in the Greek banking sector that has been ongoing for the last 24 days.

From January 1, 2005, Greece adopted new accounting and disclosure standards under which issuers are required to file interim reports under IFRS (as adopted by the European Union). Under this new reporting regime, the Company is required to issue its results for the first quarter of 2005 on or before June 30, 2005. Preparation of the Company's first interim report under IFRS by this deadline has required the devotion of considerable time and resources by personnel at the Company who would ordinarily be responsible for the preparation of the Company's annual report on Form 20-F.

In addition, since June 7, 2005, the Greek banking sector has experienced a strike which has significantly diminished the amount of internal support and resources available at the Company to prepare its annual report on Form 20-F. The strike is still ongoing as of the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ioannis Kyriakopoulos (Name)	011-30 (Area Code)	210 369 5701 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that net income for the year ended December 31, 2004 will be significantly higher than in 2003. This is due to the revaluation of the Company's fixed assets in accordance with new legislation that was approved by the Greek Parliament in February, 2004. Because fixed assets are stated at cost under U.S. GAAP, under which the Company reports, the Company recognized a one-off deferred tax asset of EUR 281.7 million in respect of the revaluation, which substantially contributed to a reduction in the Company's income tax expense in 2004 under U.S. GAAP.

EQNIKH TRAPEZA THS ELLADOS A.E. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2005	By	/s/ Efstratios-Georgios Arapoglou Efstratios-Georgios (Takis) Arapoglou Chairman and Chief Executive Officer